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Exhibit 12.1

                        United States Steel Corporation
           Computation of Ratio of Earnings to Combined Fixed Charges
                          and Preferred Stock Dividends
                                   Unaudited
                              Continuing Operations
                              (Dollars in Millions)

                                                       Year Ended December 31
                                              ---------------------------------------
                                               2001      2000    1999    1998    1997
                                              -----      ----    ----    ----    ----
Portion of rentals representing interest ..   $  45      $ 48    $ 46    $ 52    $ 47
Capitalized interest ......................       1         3       6       6       7
Other interest and fixed charges ..........     153       115      75      47      91
Pretax earnings which would be
  required to cover preferred stock
  dividend requirements of parent .........      12        12      14      15      20
                                              -----      ----    ----    ----    ----
Combined fixed charges and preferred
  stock dividends (A) .....................   $ 211      $178    $141    $120    $165
                                              =====      ====    ====    ====    ====
Earnings-pretax income with
  applicable adjustments (B) ..............   $(387)     $187    $295    $618    $781
                                              =====      ====    ====    ====    ====
Ratio of (B) to (A) .......................     ***(a)   1.05    2.10    5.15    4.72
                                              =====      ====    ====    ====    ====

(a) Earnings did not cover fixed charges by $598 million in 2001.